May 20, 2005


Mail Stop 4561

Shaun D. O`Brien
Chief Financial Officer
IDS Managed Futures, L.P.
233 South Wacker Drive, Suite 2300
Chicago, IL  60606

Re:	IDS Managed Futures, L.P.
      Form 10-K for the fiscal year ended December 31, 2004
      File No. 0-16515

Dear Mr. O`Brien:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm
1. Supplementally, please confirm that you obtained a manually signed audit report from your auditors in accordance with Rule 302 of Regulation S-T. In future filings, please include the auditor`s signature in typed form within the electronic 10-K filing.
2. Supplementally, tell us the city and state where your accountant`s report was issued. In future filings, please have your accountants provide this information within their accountants` report as required by Rule 2-02 of Regulation S-X.

Note 6 - Investments in Other Commodity Pool
3. Please advise us why you have not included financial statements for IDS Managed Fund LLC as required by Rule 3-09 of Regulation S-X.

*  *  *  *

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3403 if you have questions.



							Sincerely,



Steven Jacobs
Branch Chief



??

??

??

??

IDS Managed Futures, L.P.
May 20, 2005
Page 3